Exhibit 1.02
UNITED TECHNOLOGIES CORPORATION
Conflict Minerals Report
For the Year Ended December 31, 2013
United Technologies Corporation is submitting this Conflict Minerals Report (“CMR”) for the calendar year ended December 31, 2013 as required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). Terms used and not defined in this report have the meanings ascribed thereto in Form SD as adopted by the Securities and Exchange Commission (“SEC”) pursuant to the Rule.
As used herein, the terms “we,” “us,” “our,” “the Company,” or “UTC,” unless the context otherwise requires, mean United Technologies Corporation and its subsidiaries. United Technologies Corporation and its subsidiaries’ names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or tradenames of United Technologies Corporation and its subsidiaries. Names, abbreviations of names, logos, and product and service designators of other companies are either the registered or unregistered trademarks or tradenames of their respective owners. References to internet websites in this CMR are provided only as required by the Rule or for convenience; information available through these websites is not incorporated by reference into this CMR.

1.	Due Diligence Determination
In accordance with the Rule, UTC undertook due diligence efforts regarding the source and chain of custody of Conflict Minerals believed to be contained in certain products it manufactures or contracts to manufacture and that were necessary to the functionality or production of such products (“Necessary Conflict Minerals”). Based on the due diligence undertaken, UTC has reason to believe that at least a portion of its Necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), and has reason to believe that they may not be from recycled or scrap sources. For that reason, UTC has included a CMR as an Exhibit to its Form SD filed with the SEC and is publishing these disclosures on UTC’s company website. The results of the due diligence UTC undertook for this reporting period as to the origin of Necessary Conflict Minerals in its supply chain are described below in sections 4.b., Conflict Minerals Survey Responses, and 4.c., Smelters or Refiners used in UTC Products.

2.	Due Diligence Framework
Our due diligence measures have been designed to conform, in all material respects, with the internationally recognized due diligence framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing and related supplements for gold and for tin, tantalum and tungsten.

3.	Due Diligence Measures Undertaken

a.	Establish Company Management Systems
Conflict Minerals Policy
UTC established a corporate policy with respect to the sourcing of Conflict Minerals. A copy of this policy is available on UTC’s website at: http://www.utc.com/Suppliers/Documents/conflict_minerals_policy.pdf. Among other things, our corporate policy expresses UTC’s expectation that our suppliers will comply with the Rule and support UTC in fulfilling its obligations under the Rule. The policy also expresses UTC’s preference to source Conflict Minerals originating in any of the Covered Countries from a smelter or refiner verified through an independent third-party audit to be conflict-free (“CFS”). The Conflict-Free Sourcing Initiative (“CFSI”), of which UTC is a member, publishes a list of such verified conflict-free smelters and refiners as part of its Conflict-Free Smelter Program (“CFSP”). The policy also expresses UTC’s commitment to continue to support initiatives that enable the sourcing of Conflict Minerals from verified conflict-free smelters or refiners.
Conflict Minerals Team
UTC established a cross-functional Conflict Minerals team to develop and implement its Conflict Minerals compliance program. The Conflict Minerals team is comprised of representatives from UTC’s Corporate Office and each of UTC’s five operating segments, including executive level support, with representation from various functions such as supply chain management, legal, government relations, and controllers.

Controls and Transparency System Over the Conflict Minerals Supply Chain
The supplier engagement efforts that UTC and its operating segments undertook for this reporting period are described below in more detail. These efforts helped introduce a system of measures intended to enhance controls and transparency regarding the identification of the origin of Necessary Conflict Minerals in our supply chain.
UTC also participated in, and continues to participate in, various industry-wide initiatives to improve disclosure regarding the origin of Necessary Conflict Minerals in supply chains. For example, UTC was a charter participant in the OECD pilot program on Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas. Participation in the OECD pilot program has enabled UTC to work with stakeholders to develop and share information on best practices for performing due diligence on supply chains for Conflict Minerals. UTC is also a member of the CFSI, an initiative of the Electronics Industry Citizenship Coalition and the Global e-Sustainability Initiative. CFSI program initiatives include the CFSP which identifies smelters and refiners that process materials from conflict-free sources, and the Conflict Minerals Reporting Template (“CMRT”) which is a free, standardized reporting template that facilitates the transfer of information through the supply chain regarding the country of origin of Necessary Conflict Minerals and smelters and refiners being utilized.
Supplier Engagement
During 2012, each operating segment published or sent a letter to certain suppliers we identified that have a direct contractual relationship with UTC (“Direct Suppliers”) who provided materials or components used in our operating segments’ products. The letter informed suppliers of the Conflict Minerals disclosures required under Section 1502 and contained suggestions for preparing for the new reporting requirements. Suggestions included that the suppliers send the communication letter to the suppliers’ suppliers with a request that those sub-tier suppliers forward the communication letter to every level of their supply chain, and that the suppliers begin preparations for the new reporting requirements by determining which materials, parts and assemblies they purchase or manufacture that are likely to contain one or more of the Conflict Minerals. The letter was written in English and translated into ten additional languages (Chinese, French, Spanish, German, Italian, Turkish, Japanese, Korean, Polish and Portuguese).
During 2013 and the first three months of 2014, we conducted a supply chain survey to investigate whether Necessary Conflict Minerals in our products originated from the Covered Countries. We used the CMRT survey reporting template or a tool based on the CMRT. Among other inquiries, the survey contained questions regarding whether the products the supplier manufactured or contracted to manufacture contained Necessary Conflict Minerals, the supplier’s policy with respect to DRC conflict-free sourcing, the supplier’s due diligence process, and information about the supplier’s supply chain, such as the names of smelters that processed the supplier’s Conflict Minerals, and the names and locations of the mines where its Conflict Minerals were sourced.
UTC developed a web-based presentation about Conflict Minerals and provided it to the Direct Suppliers surveyed. The presentation provided a summary of the relevant requirements of the Rule, UTC’s obligations under the Rule, and UTC’s expectation that its suppliers provide their full cooperation with UTC’s supply chain investigation. UTC developed and provided the Direct Suppliers surveyed with a web-based training presentation that provided step-by-step instructions for responding to our Conflict Minerals survey. UTC also notified Direct Suppliers as to the availability of an e-mail address to submit questions about the Rule or to seek assistance in interpreting and completing our Conflict Minerals survey.
We incorporated a conflict minerals clause in our standard contract terms and conditions of purchase for the negotiation of new and renewal contracts. The conflict minerals clause requires our Direct Suppliers to comply with the Rule; except that Direct Suppliers who are not registrants are not required to comply with the Rule’s filing requirements.
Internal Training
UTC developed training and reference materials for its employees about Conflict Minerals, including a summary of the relevant requirements of the Rule, UTC’s obligations under the Rule, and the processes UTC designed to evaluate and respond to the risk of Conflict Minerals in its supply chain.
Maintain Records
UTC has adopted a policy to retain relevant documentation.
Grievance Mechanism
Employees or third parties may report any concerns about or violation of UTC’s corporate policy with respect to the sourcing of Conflict Minerals via UTC’s Ombudsman/DIALOG Program. Additional information regarding UTC’s Ombudsman/ DIALOG Program is available at: http://www.utc.com/Our-Company/Ethics-And-Compliance.

b.	Identify, Assess, and Respond to Risks in the Supply Chain
UTC designed and adopted a supplier engagement and risk management plan to evaluate and respond to the risk of Necessary Conflict Minerals in its supply chain that directly or indirectly financed or benefited armed groups in the Covered Countries. During this reporting period, our operating segments undertook due diligence activities described below to evaluate and respond to this risk.
UTC and its operating segments conducted an investigation into the origin of Necessary Conflict Minerals in our products by surveying certain identified Direct Suppliers. The criteria for selecting the suppliers to include in the supply chain survey conducted for this reporting period varied given each operating segment’s unique circumstances, but generally included consideration of the information technology infrastructure capabilities at the operating segment, the likelihood of Conflict Minerals content in the materials or components supplied, and/or the suppliers believed to represent a significant portion of annual spending for materials or components likely to contain Conflict Minerals. The identified Direct Suppliers surveyed were believed to present an increased risk of supplying materials or components that may contain Necessary Conflict Minerals from one or more of the Covered Countries. We relied on the Direct Suppliers we surveyed to provide us with information about the source of Conflict Minerals that may be in the materials or components that they have supplied to our operating segments during this reporting period. Our survey is described in further detail above in section 3.a., Establish Company Management Systems, Supplier Engagement.
Responses provided by surveyed suppliers were subject to due diligence measures that UTC and its operating segments undertook when we had reason to believe that such suppliers may have provided Necessary Conflict Minerals that originated from the Covered Countries and were not from recycled or scrap sources.
UTC and operating segment representatives reviewed and evaluated the survey responses received for reliability, based on an established set of criteria and a defined review process. Survey responses that indicated the supplier potentially sourced Necessary Conflict Minerals from the Covered Countries, as well as survey responses that we identified as potentially inconsistent, incomplete, or inaccurate were “red flagged” based on defined criteria. The red flag review included automated logical tests based on the responses to our survey questions. Each supplier survey response that failed one or more red flag review test was manually reviewed to determine whether additional follow up was necessary to assess risk. When warranted based on established criteria, suppliers were sent notification letters requesting follow-up action. Non-responsive suppliers received up to three follow-up letters reminding them to submit their survey responses within the stated time period.
For example, as part of the automated logical tests performed on the survey responses received, we identified Direct Suppliers whose survey responses stated that they sourced Necessary Conflict Minerals from the Covered Countries. We then manually compared the smelter name(s) these suppliers identified in their survey responses against the CFSI’s list of smelters verified as compliant with the CFSP. In the event a supplier advised that it sourced Necessary Conflict Minerals from any of the Covered Countries from a smelter not verified as conflict-free, we sent such supplier a letter which stated that UTC prefers to source Conflict Minerals originating in the Covered Countries from a verified conflict-free smelter, advised the supplier that one or more of the smelters they identified in their survey response was not on the CFSI’s list of smelters compliant with the CFSP, provided information regarding the CFSP, including the process for a smelter to join the CFSP, and asked the supplier to update their survey response when they begin sourcing from a verified conflict-free smelter.
Risk assessment findings based on the supply chain survey and due diligence conducted were reported to senior management.

c.	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
We do not typically have a direct relationship with smelters and refiners that process Conflict Minerals, and we do not typically perform or direct audits of these entities within our supply chain. We support audits of smelters and refiners through our participation in the CFSI. The CFSI developed the CFSP which uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

d.	Report on Supply Chain Due Diligence
A copy of this CMR and UTC’s associated Form SD are available on UTC’s company website at: http://www.utc.com/Investor+Relations/SEC+Filings.

4.	Due Diligence Results

a.	Efforts to Determine Mine or Location of Origin
Our supply chain survey included questions that asked Direct Suppliers surveyed for the names of smelters in their supply chain, as well as the names of the mine(s) and the locations of the mine(s) from where Necessary Conflict Minerals in their supply chain originated.

b.	Conflict Minerals Survey Responses
In total, UTC’s operating segments sent 1,681 conflict minerals surveys to Direct Suppliers, estimated to represent over $9 billion in spending by our operating segments during 2013. Of the 1,681 conflict minerals surveys sent, we received 909 completed surveys, representing a response rate of 54%.
Through the above described due diligence measures UTC and its operating segments undertook for this reporting period, we identified 17 Direct Suppliers whose survey responses indicated that their company manufactured or contracted to manufacture products containing Necessary Conflict Minerals represented to have originated from one of the Covered Countries. However, despite the due diligence we have undertaken during this reporting period, based on the survey responses obtained, we are unable to determine whether the Necessary Conflict Minerals represented to have originated from one of the Covered Countries were incorporated into the materials or components supplied to us in 2013. Therefore, we are unable to determine whether any of the products our operating segments manufactured or contracted to manufacture during the reporting period contained Necessary Conflict Minerals that originated from one of the Covered Countries.

c.	Smelters or Refiners used in UTC Products
As described above in section 4.b., Conflict Minerals Survey Responses, despite the due diligence we have undertaken for this reporting period, based on the survey responses our Direct Suppliers provided, we are unable to determine whether the Necessary Conflict Minerals represented to have originated from one of the Covered Countries were incorporated into the materials or components supplied to us during this reporting period. Therefore, at this time, UTC is unable to identify any smelters or refiners that are in our supply chain that processed Necessary Conflict Minerals from one of the Covered Countries and that were not from recycled or scrap sources.

5.	Continuous Improvement Efforts to Mitigate Risk
UTC intends to take the following steps to improve the due diligence conducted to further mitigate risks that Necessary Conflict Minerals used in our products could benefit armed groups in the Covered Countries:

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Expand the survey population to include additional Direct Suppliers who were not included in the 2013 conflict minerals survey conducted. For example, we may include additional Direct Suppliers that were identified as more likely to supply components or materials containing Necessary Conflict Minerals, but who were not included in the 2013 survey based on the risk-based approach described in further detail above in section 3.b., Identify, Assess, and Respond to Risks in the Supply Chain;

•	Re-engage suppliers who did not respond to our Conflict Minerals supply chain survey for this reporting period in an effort to increase the response rate for the next reporting period;

•	Continue to participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing Conflict Minerals; and

•	Continue to participate in trade association and/or industry-wide initiatives that support the development of conflict-free supply chains such as the CFSI’s CFSP.
Cautionary Note Concerning Forward-Looking Statements
This report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating practices and performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future performance. Forward-looking statements may include, among other things, statements relating to future supply management practices, policies and plans for procurement of materials, risk management practices, supply chain infrastructure and efforts to improve supply chain transparency. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation, the ability of the Company, its suppliers, industry groups and supplier organizations to obtain reliable information as to the source of purchased production materials; the timing for the development of infrastructure allowing such information to be compiled and shared with others in a cost effective and efficient manner; the impact of changes in laws and regulations, and the interpretation thereof, and in political conditions; and other factors beyond our control. The forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

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